Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Sonic Environmental Solutions Inc. (“Sonic”) 1066 West Hastings, Suite 2100 Vancouver, British Columbia V6E 3X2

2.	DATE OF MATERIAL CHANGE

April 30, 2007

3.	PRESS RELEASE

The press release was issued on April 30, 2007 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

Sonic has completed a private placement financing. The financing placed 10,064,000 units (the “Units”) at a price of $0.45 per Unit for gross proceeds of $4,528,800.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Sonic completed a private placement financing consisting of 10,064,000 Units at a price of $0.45 per Unit, for gross proceeds of $4,528,800. Each Unit consists of one common share and one-half of one common share purchase warrant of Sonic. Each common share purchase warrant is exercisable for one common share of Sonic at a price of $0.60 per common share for a period of 24 months from the date of closing of the financing.

The underwriter in the financing, Clarus Securities Inc. (“Clarus”), (together with Pacific International Securities Inc.), were paid a cash commission of $317,016, equal to 7% of the gross proceeds of the financing, together with broker warrants exercisable for 1,006,400 units (“Broker Units”) at a price of $0.45 per Broker Unit for a period of 24 months from the date of closing of the financing. Each Broker Unit consists of one common share and one-half of one common share purchase warrant of Sonic. Each common share purchase warrant is exercisable for one common share of Sonic at a price of $0.60 per common share for a period of 24 months from the date of closing of the financing.

All common shares issued and issuable pursuant to the financing (including those issuable upon exercise of the common share purchase warrants and the broker warrants) are subject to a hold period expiring August 31, 2007.

In connection with the financing, the directors and officers of Sonic agreed not to sell, or enter into any arrangement to sell, any common shares, or securities convertible or exchangeable into common shares, of Sonic for a period of 120 days from the date of closing of the financing without the prior written consent of Clarus, subject to the directors and officers being able to sell, in the aggregate, up to 200,000 common shares without the consent of Clarus. The Company has also agreed not to sell any securities, subject to certain exceptions for 180 days following the Closing without the prior written consent of Clarus.

Net proceeds of the financing will be used by Sonic to fund research and development on additional applications for Sonic’s core technologies, for working capital and for general corporate purposes.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of Sonic who is knowledgeable of the material change and this report is:

Lisa Sharp
1066 West Hastings, Suite 2100 Vancouver, British Columbia V6E 3X2

Telephone: (604) 736-2552

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 10th day of May, 2007.